

AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

February 15, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of today's press release regarding recent quarterly results that is already published on Commerzbank's website, and which may be of interest to Commerzbank shareholders. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure

COMMERZBANK

Investor-Relations-newsflash

February 15, 2005

2004 financial statements:

- **Commerzbank proposes dividend of 25 cents and raises operating profit by 87%**
- **Marked recovery in final quarter**

In the 2004 financial year, the Commerzbank Group made great progress, raising its operating profit by 87% to 1,043m euros. This translates into an operative return on equity of 10.2%. In the final quarter, it achieved a profit of 174m euros thanks to a distinctly positive trading result, representing a clear recovery from its weak previous quarter. Without the special charges from its Polish subsidiary BRE Bank, which accounted for 49m euros recognized for the most part as operating expenses, the profit for the quarter would have been over 220m euros.

Despite restructuring expenses of 132m euros in the third quarter to cover the repositioning of investment banking, the bank boosted its pre-tax profit to 828m euros – having posted a loss a year previously. After tax expenses of 353m euros and minority interests (82m euros) have been deducted, a consolidated net profit for the year of 393m euros remains. The management board proposes that it be used to pay a dividend of 25 cents per share. The remaining amount (243m euros) is being allocated to retained earnings.

Despite weak credit demand and a slight decline in its risk-weighted assets, the bank achieved a remarkable increase of 7.7% in its net interest income. As loan-loss provisions (836m euros) could be reduced by more than a fifth – with conservative valuation standards maintained – net interest income after provisioning was a strong 27.4% higher than a year earlier. Even without any support from stock markets, net commission income was 5.3% higher. At 4,461m euros, Commerzbank's operating expenses were within budget, despite the special charge of BRE Bank.

Klaus-Peter Müller , Commerzbank's chairman, said of the figures: "As promised at the start of the year, we significantly improved our operating profit in 2004 and have made good progress towards achieving higher returns on equity. We have lending risks and costs under control, feel that revenues are picking up, have a solid core capital ratio of 7.5% and a strong balance sheet. It is natural, therefore, that we want to keep our promise and are proposing that our shareholders participate in the progress made in the form of a dividend payment. We remain confident that we can achieve an after-tax return on equity of at least 8% in 2005. A good start in January confirms our expectations."

Commerzbank AG
Corporate Communications - Investor Relations
60261 Frankfurt am Main

Tel. (069) 136-22338
Fax (069) 136-29492
e-mail: ir@commerzbank.com
Internet: http://www.commerzbank.com



Investor Relations newsflash

February 15, 2005

Consolidated income statement (in million euros):

	2004*)	2003	in %	Q4 2004*)	Q4 2003
Net interest income	2,991	2,776	+7.7	750	663
Provision for possible loan losses	(836)	(1,084)	-22.9	(185)	(256)
Net commission income	2,250	2,136	+5.3	570	591
Trading profit	539	737	-26.9	103	121
Hedge accounting	6	40	-85.0	(1)	3
Net result on investments/ Securities portfolio	361	291	+24.1	79	68
Operating expenses	4,461	4,511	-1.1	1,151	1,113
Other operating result	193	174	+10.9	9	15
Operating profit	**1,043**	**559**	**+86.6**	**174**	**92**
Regular amortization of goodwill	83	110	-24.5	22	21
Restructuring expenses	132	104	+26.9	-	-
Expenses arising from special factors	-	2,325	.	-	-
Pre-tax profit	**828**	**(1,980)**	**.**	**152**	**71**
Taxes	353	249	+41.8	47	139
After-tax profit	**475**	**(2,229)**	**.**	**105**	**(68)**
Net profit for the year	**393**	**(2,320)**	**.**	**99**	**(88)**
Earnings per share in euros	0.66	(4.26)			
Operative return on equity	10.2%	4.9%			
Operative cost/income ratio	70.4%	73.3%			
Pre-tax return on equity	8.1%	(17.4%)			
Core capital ratio (according to BIS)	7.5%	7.3%			
Balance-sheet total (billion euros)	425	382			
Risk-weighted assets (billion euros)	140	141			

*) provisional, without audit opinion; minus figures in parentheses.

Further details on the financial statements for 2004 will be presented at a conference call for analysts and at a press conference tomorrow, Wednesday, 16 February, at 10.30 a.m., in Frankfurt. The event will be broadcast live on the internet.

Commerzbank AG
Corporate Communications - Investor Relations
60261 Frankfurt am Main

Tel. (069) 136-22338
Fax (069) 136-29492
e-mail: ir@commerzbank.com
Internet: http://www.commerzbank.com